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                                                                    EXHIBIT 20.2

ACCRUE ANNOUNCES TRANSACTION AND RELATIONSHIP WITH NEWLY-FORMED PILOT SOFTWARE

FREMONT, Calif.--(BUSINESS WIRE)--June 3, 2002--Accrue(R) Software, Inc. (Nasdaq:ACRU - News) today announced that it has completed the divestiture of certain product lines to Pilot Software Acquisition Corp. ("Pilot Software"), a new company recently formed by members of the Pilot management team and institutional investors who are not affiliated with Accrue.

Jonathan D. Becher, interim President and CEO of Accrue, said, "This transaction is part of our previously announced strategy of strengthening our balance sheet, reducing expenses not related to our core business and increasing the Company's focus on Accrue G2, our highly-scalable Internet analytics solution. This relationship allows us to concentrate our resources on broadening distribution and the application functionality of Accrue G2."

Pilot Software will independently develop and market the Pilot Suite of business intelligence solutions. John D'Albis, CTO of Pilot Software, said "We think this is a great opportunity to expand the penetration of the Pilot Suite in the business intelligence market and provide superior support to the many loyal Pilot customers, while maintaining a very close relationship with Accrue."

Accrue stated that the two companies will work collaboratively to ensure a seamless transition for Pilot and Hit List customers and partners. Becher said, "This is a closely aligned partnership with the aim of increasing the value delivered to both Pilot and Accrue customers."

In the transaction, Pilot Software purchased Accrue's Pilot and Hit List software product lines, including related intellectual property, customer contracts and other assets. In addition, several employees who have developed and supported these products will become employees of the new company, including John D'Albis, CTO of Accrue. Accrue received $1.5 million in cash and retained rights to use the Pilot technology within Accrue G2. Additionally, Pilot Software assumed from Accrue certain related liabilities and will provide Accrue support services for the Pilot and Hit List technology.

About Accrue Software

Accrue Software is a leading provider of Internet analytics solutions that help companies worldwide understand, influence, and respond to Internet customer behavior. Accrue's products enable companies to increase the effectiveness of Internet marketing and merchandising initiatives, better manage customer interactions across multiple channels, and streamline business operations. With Accrue's solutions, companies transform volumes of complex Internet data into actionable information that executives and managers use to drive key business decisions and improve the return on their Internet investment. Accrue serves industry leaders worldwide,

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including Citicorp, Deutsche Telekom Dow Jones & Company, Eastman Kodak, Lands'
End, Macy's and Lycos Europe.

Accrue Software was founded in 1996 and is headquartered in Fremont, Calif., with international headquarters in Cologne, Germany. Accrue has strategic application and platform partnerships with leading technology companies such as IBM, Oracle, Sun Microsystems, BroadVision, ATG, DoubleClick, and Vignette. Accrue Software can be reached at 1-888-4ACCRUE or 510/580-4500 and at www.accrue.com.

Accrue, Accrue G2, and Accrue Insight are trademarks of Accrue Software, Inc. All other trademarks are the sole property of their respective owners.

Contact:

     Accrue
     Greg Carson, 510/580-4500
       or
     Pilot Software
     Kurt Bilafer, 510/580-4533
       or
     Kalt Rosen & Co
     Howard Kalt, 415/397-2686


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